SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 21, 2003

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)	The Press Release issued on July 21, 2003.

PRESS RELEASE

Amsterdam, 21 July 2003

ING sells ING Sviluppo (Italy) to UniCredito Italiano

Today, ING has concluded an agreement with UniCredito Italiano and Aviva about the sale of its Italian agent network activities of ING Sviluppo as well as the affiliated Italian life insurance, asset management and private banking activities. The value of the transaction is EUR 170 million. ING will continue to focus on the Italian retail market via ING Direct. The divestment fits into the ongoing process of active portfolio management at ING. It is expected that this transaction will be completed in the fourth quarter of 2003, including approval from the regulatory and supervisory authorities.

“A key consideration for ING to divest ING Sviluppo and its affiliated businesses was to ensure the long-term growth perspective and providing the best future outlook for our clients, agents and staff. ING is convinced that UniCredito and Aviva will continue the strong support of the network, the current high quality of service as well as a broad product range, ” says Michel Tilmant, vice-chairman of the Executive Board of ING Group and chairman of the Executive Committee ING Europe.

ING will remain active in Italy with ING Direct, ING Bank (Wholesale) and ING Investment Management (Institutional Clients).

Press information: Michiel Gosens, telephone +31 20 541 6526

SIGNATURE

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ R. Nijsen

R. Nijsen General Manager Corporate Control & Finance

By:	/s/ C.F. Drabbe

C.F. Drabbe Assistant General Counsel

Dated:  July 21, 2003